Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 OCT -2 AM 10:23

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02055144

24 September 2002

SUPPL

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Andrew Poole
Assistant Secretary

dlw 10/3

cc Pamela Gibson
Shearman & Sterling

Enclosure

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

PURCHASE OF SHARES IN RESPECT OF THE LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN

Lattice Group Trustees Limited, in its capacity as trustee of the Lattice Group All Employee Share Ownership Plan (AESOP), purchased 800,000 ordinary shares of 10p each in Lattice Group plc on 18 September 2002 at an average price of £1.7334 per ordinary share. These shares have been acquired in order to satisfy awards of shares to be made in October 2002 under the third accumulation period of the Partnership Shares element of the AESOP.

The Directors of the Company, being beneficiaries under the Trust, as with other employees, have a potential interest in the shares.

Similarly, the Directors of Transco Holdings plc and Transco plc, also being beneficiaries under the Trust, have a potential interest in the shares

19 September 2002

THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

PURCHASE OF SHARES IN RESPECT OF THE LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN

Lattice Group Trustees Limited, in its capacity as trustee of the Lattice Group All Employee Share Ownership Plan (AESOP), purchased 800,000 ordinary shares of 10p each in Lattice Group plc on 19 September 2002 at an average price of £1.7409 per ordinary share. These shares have been acquired in order to satisfy awards of shares to be made in October 2002 under the third accumulation period of the Partnership Shares element of the AESOP.

The Directors of the Company, being beneficiaries under the Trust, as with other employees, have a potential interest in the shares.

Similarly, the Directors of Transco Holdings plc and Transco plc, also being beneficiaries under the Trust, have a potential interest in the shares

20 September 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

PRE-CLOSE TRADING UPDATE FOR THE SIX MONTHS ENDING 30 SEPTEMBER 2002

Operating results for the half-year are ahead of management expectations.

Lattice Group plc (Lattice) is today issuing this trading statement ahead of the close period prior to the announcement on 26 November 2002 of the results for the half-year ending 30 September 2002.

Transco

Transco has made good progress against its financial targets for its new 5-year price control starting in April 2002. It has also performed well against the required standards of safety and customer service.

Transco's turnover is expected to be ahead of the same period last year due to volume growth, particularly in the power generation sector, and marginally increased transportation tariffs (This comparison excludes the one-off NTS entry capacity auction proceeds of some £250 million in the same period last year.).

Transco's monthly controllable operating expenditure is on track to meet Ofgem's month-by-month profile by March 2003 and no increase is foreseen in the £230 million overall cost of restructuring. Its performance against the new System Operator incentive mechanisms has got off to an encouraging start.

Transco's initial performance against the new mains replacement incentive mechanism established by Ofgem has been favourable. Importantly from the point of view of safety regulation, Transco is on target to meet the HSE's requirement for 2002 as regards the decommissioning of medium pressure ductile iron mains.

Telecoms

A number of parties have registered non-binding bids to acquire Lattice's 186k business.

In this connection and in light of the statements made at the announcement of the merger with National Grid Group, the Board intends to complete the write down of the Lattice Group's telecoms interests, except SST. This will be shown as an operating exceptional item, amounting to around £170 million before tax.

Merger with National Grid Group

Our proposed merger with National Grid Group to form National Grid Transco remains on track for completion during the autumn of this year.

Cautionary statement

This announcement contains certain "forward-looking" statements regarding Lattice Group plc ("Lattice"), including statements pertaining to Lattice's financial condition, results of operations, cash flow, dividends, business strategies, capital and other expenditure and other matters. Certain of this information is neither reported financial results nor other historical information. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond Lattice's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of market participants, the actions of governmental regulators, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of current and future merger and acquisition activities. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Lattice does not undertake any obligation to publicly release any revisions to these forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Investor Relations

Gary Rawlinson	+44 (0)20 7389 3218

Media

Gillian Home	+44 (0)20 7389 3211
Jim Willison	+44 (0)20 7389 3213

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Media Information

Rule 12g3-2(b) File No. 82-5110

24 September 2002

LATTICE GROUP DIRECTOR TO BECOME CEO OF HAYS plc

Lattice Group plc announced today that Colin Matthews, Executive Director responsible for managing Transco, the provider of Britain's gas transportation network, is to leave the company to take up the Chief Executive role at Hays plc with effect from 1 November 2002.

Since joining Lattice, Colin Matthews has played a major role in planning and implementing the restructuring needed to deliver Transco's new five-year price control settlement. More recently he has made a key contribution to the integration planning to deliver the synergies and other benefits from the proposed merger with National Grid to form National Grid Transco (NGT).

Until Colin Matthew's successor is appointed, Rob Verrion, Transco's Chief Operating Officer, will continue to take responsibility for running Transco's eight network distribution businesses and the ongoing performance drive. Tony Wray, Transco's Commercial Director and, temporarily, Integration Director for the merger, will take responsibility for the support services in Colin's portfolio. During this transitional period, they will report to Roger Urwin as NGT Group Chief Executive.

As already announced, after the merger Transco's National Transmission and Trading business will report to Steve Holliday as the NGT Executive Director responsible for the Group's gas and electricity transmission operations outside the United States.

Sir John Parker, Lattice Group Chairman and NGT Chairman designate, said: "Colin Matthews has made a major contribution to the Group since joining us last November. We can well understand the attractions of a FTSE 100 CEO post for him and he leaves

-2-

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR

with our best wishes. The NGT Board Nominations Committee will in due course review internal and external candidates to succeed Colin. In the meantime we have a strong and experienced management team within Transco committed to the safe and efficient operation of the network and the arrangements we have put in place will ensure that the excellent progress we have made to date will continue."

For further information please contact:

Media Relations
Gillian Home +44 (0)20 7389 3211
Jim Willison +44 (0)20 7389 3213

Investor Relations
Gary Rawlinson +44 (0)20 7389 3218

PR/117